July 1, 2010

Mark Williams

Dear Mark:

To confirm our discussions, DiaMedica Inc. is very pleased to offer you a position with the Company as Vice President of research, reporting to Rick Pauls.

The annual salary for this position is $160,000 paid on a semi-monthly basis. DiaMedica will also provide you with the standard DiaMedica benefits plan. The start date for this position is to be July 1 2010.

In addition, we extend the following benefits to be included in your employment:

Health Benefits – DiaMedica Inc. would also like to offer you the DiaMedica group benefits plan.

Change-in-control Termination Agreement – In the event of a specified change of control, Dr. Mark Williams will be eligible to receive a payment equal to 9 months of base pay in the event of termination or voluntary resignation. The stock options agreements under the Corporation’s Stock Option Plan would provide that any unvested options would vest immediately.

Severance Agreement – you will be entitled to a lump sum severance payment equal to 6 months of base pay in the event of termination for other than for cause.

Vacation, Holidays, Sick Time – DiaMedica will provide 15 days of vacation plus holiday days in accordance with the Corporation’s employee policy manual.

In acknowledging your acceptance of our offer, please sign the documents accordingly and return to Rick Pauls, at your earliest opportunity. We also trust that you will keep all information confidential and will request that you sign Confidentiality Agreements prior to your start date.

We trust that these conditions are satisfactory and look forward to you joining DiaMedica Inc.

Yours sincerely,	Accepted:

DIAMEDICA INC.	/s/ Mark Williams
Mark Williams
/s/ Rick Pauls
Rick Pauls	July 1, 2010
President & CEO	Date Signed